

07006886

RECD S.E.C.
APR 12 2007
503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| Expires: | January 31, 2007 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 35004 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torrey Pines Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Marine View Avenue, Suite 105
(No. and Street)

Del Mar, (City) California (State) 92014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack C. Smith (800) 688-8679 extension 309
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 20 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Jack C. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torrey Pines Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

SUBSCRIBED AND SWORN TO BEFORE ME THIS 10th DAY OF April 2007

NOTARY PUBLIC

Notary Public


OFFICIAL SEAL
KENNETH C. SHOOK
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1550095
SAN DIEGO COUNTY
MY COMM. EXP. FEB. 5, 2009
RBG-1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## TORREY PINES SECURITIES, INC.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2006

NOTE 3 – SECURITIES INVESTOR PROTECTION CORPORATION MEMBERSHIP

The Company is a member in good standing of the Securities Investor Protection Corporation.

NOTE 4 – PROFIT SHARING

The Company terminated the 401(k) profit sharing account on November 30, 2005. All assets will be distributed in accordance with the IRS.

NOTE 5 – MARGIN DEBT ACCOUNT

The Company entered into an ongoing agreement in January of 2004, with National Financial Services, LLC, whereby the Company may borrow against the securities in its accounts, which secure the debt. Interest is charged monthly to the Company's account on the outstanding balance of margin debt at a variable rate.

NOTE 6 – COMMITMENTS

The Company has commitments under operating leases with remaining non-cancelable terms in excess of one year at December 31, 2006 pertaining to office rental. The lease for office space expires in the year 2008 and maintains an option to extend the lease for an additional five years. The minimum lease payments exclusive of taxes, insurance and maintenance, for the following two years are:

| Year | Amount |
|---|---|
| 2007 | $ 269,579 |
| 2008 | 251,637 |
| | $ 521,216 |

Rent expense for premises for the year ended 2006 was $195,337.

NOTE 7 – CONTINGENT LIABILITIES

In the normal course of business, the Company is occasionally named as a defendant in various legal matters. It is the opinion of management and of legal counsel that the disposition of such matters will not have a material adverse effect on the Company's financial position or results of operations.



END